CERTIFICATE OF QUALIFIED PERSON

Scott C Elfen, P.E.

I, Scott C Elfen, P.E., certify that:

1. I am employed as the Global Lead Geotechnical and Civil Services within Ausenco Engineering Canada ULC, with an office address of 1050 West Pender Street, Suite 1200, Vancouver, BC V6E 3S7, Canada.

2. This certificate applies to the technical report titled "Panuco Project NI 43-101 Technical Report and Feasibility Study, Sinaloa Mexico" that has a Report date of December 02, 2025, and an effective date of November 04, 2025 (the "Effective Date").

3. I graduated from the University of California, Davis, California, in 1991 with Bachelor of Science degree in Civil Engineering (Geotechnical).

4. I am a Registered Civil Engineer in the State of California (license no. C56527) by exam since 1996, Idaho (license no. 64064) by Reciprocity since 2024, and Alaska (license no. 246256) by reciprocity and exam since 2025.

5. I have practiced my profession continuously for 30 years with experience in the development, design, construction, and operations of mine waste storage facilities, such as waste rock storage facilities and tailings storage facilities ranging from slurry to dry stack facilities, focusing on precious and base metals, both domestic and international. In addition, I have developed geotechnical design parameters for pit slope design, plant foundation design, and other supporting infrastructure. Examples of projects I have worked on include Skeena's Eskay Creek Project PEA, PFS, and FS, O3 Mining's Marban Project PEA and PFS, First Mining Gold's Springpole PEA and PFS. SSR Mining's Puna Silver In-Pit Tailings Disposal PFS, and Detailing Engineering, and the Company's Cangrejos Project PEA.

6. I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the Technical Report that I am responsible for preparing.

7. I visited the Panuco Project on June 18-19, 2025, for a visit duration of 2 days.

8. I am responsible for sections 1.15.2, 1.15.3, 2.4.4, 18.9, 18.10, 25.10.2, 25.10.3, 25.16.1.6, 26.16.2.6, 26.6, 26.7 and 27 of the Technical Report.

9. I am independent of Vizsla Silver Corp. as independence is described by Section 1.5 of the NI 43-101.

10. I have had previous involvement with the Panuco Project. I was an author of the previous NI 43-101 Technical Report titled "Updated Mineral Resource Estimate and Preliminary Economic Assessment for the Panuco Ag-Au- Pb-Zn Project, Sinaloa State Mexico," with an effective date of September 9, 2024.

11. I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: December 02, 2025

"Signed and sealed"

/s/ Scott C Elfen
Scott C Elfen, P.E.